Curaleaf Holdings, Inc. Investor Relations Curaleaf Confirms Effective Date of Reverse Stock Split STAMFORD, Conn., June 3, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today confirms that the previously announced 1- for-3 reverse stock split of its subordinate voting shares (the "Reverse Stock Split") will become effective on June 5, 2026. Upon completion of the Reverse Stock Split, the Company's subordinate voting shares will continue to trade on the TSX under the symbol "CURA" and under the new CUSIP number 23126M300. The Company will not be issuing fractional post-Reverse Stock Split subordinate voting shares in connection with the Reverse Stock Split. Where the Reverse Stock Split would otherwise result in a shareholder being entitled to a fractional subordinate voting share, the number of post- Reverse Stock Split subordinate voting shares issued to such holder of subordinate voting shares shall be rounded up or down to the nearest whole number of subordinate voting shares. The Company currently has 698,731,895 subordinate voting shares outstanding and, assuming no additional subordinate voting shares are issued prior to the Reverse Stock Split, the Reverse Stock Split will reduce the issued and outstanding subordinate voting shares to approximately 232,910,632 subordinate voting shares. A letter of transmittal (a "Letter of Transmittal") with respect to the Reverse Stock Split has been mailed to registered shareholders of the Company. All registered shareholders will be required to deliver their certificate(s) or direct registration advice(s) representing pre-Reverse Stock Split subordinate voting shares along with a completed Letter of Transmittal to the Company's transfer agent, Odyssey Trust Company ("Odyssey"), in accordance with the instructions provided in the Letter of Transmittal. Additional copies of the Letter of Transmittal can be obtained through Odyssey. All shareholders who submit a duly completed Letter of Transmittal along with their pre-Reverse Stock Split subordinate voting shares certificate(s) or direct registration advice(s) to Odyssey will receive a post-Reverse Stock Split subordinate voting share certificate or direct registration advice. Shareholders who hold their subordinate voting shares through a broker or other intermediary and do not have subordinate voting shares registered in their name will not need to complete a Letter of Transmittal. Beneficial shareholders who have questions regarding how their subordinate voting shares will be processed in connection with the Reverse Stock Split should contact their intermediaries. As part of the Reverse Stock Split, the Company will also effect a concurrent consolidation of its multiple voting shares upon the same 1-for-3 consolidation ratio so as to maintain and preserve the relative rights of the holders of the shares of each class of shares of the Company. For more information, investors can review Curaleaf's Reverse Stock Split FAQ page here: LINK About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Reverse Stock Split. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on February 26, 2026, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-06-03-Curaleaf-Confirms-Effective-Date-of-Reverse-Stock-Split